Exhibit 99.3

Investor Presentation

Operator

Ladies and gentlemen, thank you for standing by, and welcome to Nuvei's conference call to discuss its proposed transaction to acquire Paya Holdings Inc. At this time, I would like to turn the conference over to your host, Anthony Gerstein, Vice President and Head of Investor Relations at Nuvei. Please go ahead.

Anthony Gerstein

VP & Head of Investor Relations

Good morning. Thank you for joining the call this morning to discuss Nuvei's proposed transaction to acquire Paya Holdings. Joining me on the call today are Philip Fayer, Chair and CEO of Nuvei; and David Schwartz, CFO.

Before we get started, let me remind you that our presentation and discussions will include forward- looking statements within the meaning of applicable securities laws. These statements are subject to risks, uncertainties and other factors including the impact of economic conditions on our future operations that could cause actual results to differ materially from expectations. These risks and uncertainties are described in our presentation and our periodic filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission, including our most recent annual information form and subsequent filings and on our website. We caution you not to place undue reliance on these statements.

Forward-looking statements during this call are made only as at the date of this call, and we undertake no obligation to update them. Our discussion today will also include non-IFRS measures, which we believe are more reflective of our ongoing performance. These non-IFRS measures are described and reconciled to the most comparable IFRS measure in the presentation materials and on the Investor Relations page of our website. A replay of this call will be available later today and on our website, nuvei.com.

We will open up the call for your questions after our prepared remarks. And with that, I'd like to now turn the call over to Phil.

Philip Fayer

Founder, Chair of the Board & CEO

Thank you, Anthony, and good morning, everybody. Earlier today, we announced that we have entered into a definitive agreement to acquire Paya, a leading provider of integrated payments and commerce solutions in an all-cash transaction at $9.75 per share for a total consideration of $1.3 billion.

I cannot be more excited about today's announcement. The proposed combination is a powerful next step in the evolution of Nuvei, accelerating our integrated payment strategy with a best-in-class platform, strengthening and diversifying our business into high-growth and noncyclical verticals with large addressable end markets. This transaction will combine two great people first, technology-led and high-growth payment platforms and create a preeminent payment company with leading positions in global e- commerce, integrated payments and B2B payments.

As you will hear today and adhering to our M&A methodology, which focuses on expanding our capabilities, adding geographies and increasing scale, Paya checks all of these boxes. These two businesses are highly complementary and additive to each other with respect to the geographies, the capabilities we offer to our customers and partners and the end markets and verticals that we each currently serve. Lastly, we have a very clear line of sight to successfully integrate our businesses, realize the synergies we have identified and unlock new growth vectors, which we are very excited about.

As you know, we have a well-defined acquisition and integration playbook, which has served us well in our acquisitions to date. And as a result, we feel very confident about the task ahead.

Paya complements Nuvei's existing market position with a strong North American footprint focused on middle market and differentiated integrated payment capabilities and distribution. Paya's capabilities, when coupled with our own solutions, will significantly expand the use cases we can offer to customers, allow us to better monetize our own technology in new verticals and make us much more valuable partners to the software community.

The combination is also expected to result in an exceptional financial profile with highly attractive growth, profitability and cash flow generation at scale. On a September 30, 2022 LTM basis, the two businesses had approximately $167 billion of combined volume, $1.1 billion of combined revenue and $450 million of combined adjusted EBITDA inclusive of $21 million of estimated cost synergies. In my opinion, we are unique, high growth, highly profitable, low CapEx, strong free cash flow and an enormous white space for continued momentum. We expect this transaction will be accretive to adjusted earnings within the first year after closing. Our financing plan for the acquisition is designed to enable us to delever in the medium term and afford us financial flexibility to continue to invest in the business.

Importantly, and similar to our business, Paya has a vertically focused strategy. It serves large, attractive and noncyclical verticals,

which we will talk more about shortly. Lastly, Paya's long-term and deep relationships with more than 300 software integration partners is highly complementary to our business and growth strategy.

For those of you that are less familiar with Paya, I want to spend a few minutes describing their business and now referencing Page 4 of our investor presentation for those following along. Paya is a leading provider of integrated payment solutions, servicing software partners and mid-market businesses across high-growth and noncyclical verticals. Paya solutions integrate with the customer's core business software to enable payment acceptance reconcile invoice detail and post payment information to their core accounting systems. In this manner, Paya enables its customers to collect revenue from their customer and business customers with a seamless experience and a high level of security across payment types.

Paya focuses on mid-market businesses across strategic vertical markets, which are characterized by having strong secular growth and low penetration of electronic payments and are noncyclical in nature. These core verticals include: B2B goods and services; health care; faith-based and nonprofit; government utilities and education, and generate approximately 70% of its revenue in 2021.

Turning now to the strategic rationale and highlights for the proposed transaction, which you can find on Page 5. First, the transaction with Paya will enhance our ability to grow our footprint in the integrated payments market which is one of the largest and most attractive opportunities in payments. Second, the combination will significantly diversify Nuvei's business geographically, giving us a much bigger scale in North America with entering to new, large, underpenetrated noncyclical vertical markets and with the integration to over 300 software partners who will significantly augment our existing distribution.

Third, the transaction will significantly expand Nuvei's presence into the large and underpenetrated B2B payments market, another very attractive growth opportunity for us. Fourth, the transaction will accelerate Nuvei's existing growth strategy, which, as many of you know, is driven by product innovation, geographic expansion, growth within our existing customers as well as the acquisition of new customers. In addition, this transaction will expand our M&A scope to include ISVs, B2B and proprietary software opportunities.

Finally, this combination will reinforce our differentiated and compelling financial profile, which has a unique combination of growth, profitability and cash flow generation at scale.

Now let's dive into each of these areas in more detail, as you can find on Page 6 and 7 of the investor presentation. First, on the integrated payments opportunity. This is a new and really important distribution channel for Nuvei. In 2021, the integrated payments channel was the largest half for both new customer originations in the U.S. and U.K. 41% of new customers in the U.S. are signed for integrated payment channels and 31% in the U.K. and 15% in the EU and all growing quickly. U.S. card payment volumes from integrated payments is the fastest-growing channel. And up to $35 trillion of payments can be addressed annually by ISVs worldwide. Plugging Paya's capabilities into Nuvei's modern and modular technology platform enables us to address a massive and highly attractive integrated payments TAM, increasing wallet share with Paya’s existing customers and augment our sales strategy with a new partner- centric go-to-market channel.

What's exciting, based on our conversations with customers, is that providing Nuvei's global modeling capabilities is an opportunity for us to expand wallet share with Paya's ISV partners. Second, the combination with Paya significantly expanded the verticals we serve and increases our footprint in large, underpenetrated and noncyclical end markets, including B2B, health care, nonprofit, education, government and utilities. As you can see on Page 8, the combined estimated TAM for these markets is approximately $1.7 trillion, and we'll be able to pursue new opportunities, leveraging Paya's strong software partner relationships, several of which we highlight there. In addition, each of these industries is resilient. And given they make up approximately 70% of Paya's total revenue, the combination will better position us to succeed in any economic environment.

Turning to Page 9 and 10 of our presentation. With Paya, we are entering the B2B space at a crucial time as businesses are increasingly looking for a fully integrated experience to enhance cash flow, drive cost efficiencies and strengthen relationships with their customers. In the U.S. alone, the B2B middle market TAM is expected to grow from $1.2 trillion in 2019 to $2.3 trillion by 2026. We believe Paya's uniquely positioned to capture market share because of its differentiated platform, which is driven by: The breadth and quality of their integrations; their proprietary and feature-rich solutions, as outlined on Page 10; their implementation and product experience; their large and existing base of customers that have ample opportunity for wallet share expansion; and their new and scaling ERP integrations in 2023.

Furthermore, Paya's comprehensive set of solutions addresses a broad range of functionality required in the B2B marketplace from acceptance and payment automation in the order to cash workflow to disbursements and automation on procure to pay. Importantly, Paya is fully embedded in the B2B workflow with its payment capabilities directly integrated into their customers' ERP systems. Some of these customer integrations are shown on this slide. These deep integrations with bespoke capabilities are key to Paya's competitive advantage in the B2B vertical.

To summarize, with 35% of Paya's revenue already coming from B2B and taking into consideration the newly signed and implemented customers and partners in 2022, we see a lot of momentum in this business in the short and medium term.

Turning to Page 11. You can see how well this transaction fits into our existing U.S. strategy, plugging Paya software integrations and B2B capabilities into Nuvei allows us to do more with our customers, their customers and winning new customers and enables us to further scale our combined ISV and direct go-to- market capabilities, pursue new verticals and expand geographic markets. Finally, the combined company will have a stronger M&A platform to include ISV, B2B and proprietary software opportunities. I look forward to welcoming the 300-plus Paya employees in the Nuvei family.

In conclusion, the acquisition of Paya will enhance our integrated payment opportunities, diversify our business across high-growth, underpenetrated and noncyclical end markets, expand our capabilities into B2B, amplify our existing growth strategy and reinforce our compelling financial profile. I will now turn the presentation over to Dave, who will go over our combined financial profile as well as details surrounding the transaction.

David S. Schwartz

Chief Financial Officer

Thanks, Phil, and good morning, everyone. I will start by walking you through Page 12 of our presentation. The combination of Nuvei and Paya is expected to create a compelling financial profile that is characterized by attractive growth profitability and cash flow generation at scale. On a combined basis and for the trailing 12 months ended September 30, 2022, with 2 businesses processed more than $160 billion in combined volume generated $1.1 billion in combined revenue and $429 million in combined adjusted EBITDA, not including $21 million of annual run rate cost synergies expected to be realized within 24 months.

As you heard from Phil, the enhanced scale will fortify Nuvei's U.S. presence while generating growth opportunities in new and attractive verticals. Following the transaction, we will have an even greater majority of our revenue denominated in U.S. dollars, and therefore this reduces potential volatility from currency fluctuations in non-U.S.-denominated currencies. Operating leverage and cost synergy opportunities allow for margin expansion. And finally, we designed our financial plan for this transaction to enable us to deliver and afford us financial flexibility to continue to invest in the business.

In terms of the transaction details, I would like to point your attention to Page 13 of the presentation. As Phil noted, we have entered into a definitive agreement to acquire Paya Holdings for $9.75 per share in an all-cash transaction, representing an aggregate purchase price of approximately $1.3 billion. The implied transaction multiple is approximately 13x enterprise value to 2023 adjusted EBITDA based on consensus and inclusive of estimated run rate cost synergies of $21 million. The transaction is expected to be accretive to adjusted earnings in 2023.

As we discussed, the combination of Nuvei and Paya represents a tremendous value creation opportunity in part through the realization of both cost and revenue synergies. As for cost opportunities, we expect to deliver an estimated $21 million of annual run rate cost synergies within 24 months from closing.

These include reducing various duplicative costs, leveraging complementary capabilities and improving processing costs. It's important to note that there are also potential revenue synergies and expansion opportunities that provide additional upside. Integration costs required to realize such cost synergies are estimated at approximately $4.5 million. We expect to finance the acquisition with a combination of cash on hand, our existing credit facility, and a new committed $600 million credit facility. We expect a net leverage ratio of less than 3x upon and giving effect to the closing of the transaction.

Importantly, we are comfortable with our plan, which we expect will significantly reduce our leverage in the medium term, affording us the flexibility to invest in our business, including future acquisitions. The transaction is expected to close by the end of the first quarter of 2023 and is subject to customary closing conditions. We could not be more excited about this transaction. In our view, this transaction will reinforce Nuvei as a preeminent payment technology provider with market-leading positions in global e-commerce, integrated payments and B2B.

With that, I'd like to turn the call over to the operator for questions.

Question and Answer

Operator

Our first question comes from the line of Will Nance with Goldman Sachs.

William Alfred Nance

Goldman Sachs Group, Inc., Research Division

Congrats on the announcement. Maybe I could start off on just some of the revenue synergies that you guys are contemplating going forward. I was wondering if you guys have this delineated across some buckets that you could share. Just what are the primary pieces that you guys are thinking about?

Philip Fayer

Hi Will. Happy new year. I think you're referring to cost synergies, not revenue synergies, but I would give it directionally 3 buckets. The first one I mentioned is public company cost for Paya. The second is processing. And the third is just an overlap in terms of suppliers and miscellaneous activities, which we feel very confident in the synergies that we've identified.

William Alfred Nance

Yes, that's helpful. So I thought you said you -- there's also some revenue synergies that aren't contemplated in some of the financials. Just wondering if you had any color on any revenue synergies that are kind of top of mind as you guys look forward?

Philip Fayer

Yes. We've identified a few. I think the biggest one naturally for us is wallet share expansion. We're talking about plugging Paya's 300-plus software integrations into Nuvei. We feel that there is tremendous opportunity in the different markets that we operate globally. And that's just being confirmed with our customer calls.

So we're pretty excited about it, but we're really focused more on executing on the cost synergies. And certainly, as we find more revenue opportunities will come back.

William Alfred Nance

Got it. Makes sense. And then maybe just on the indirect channel in general. I know the platform business is something you guys have been talking about more recently. Obviously, this is a big indirect channel that you guys are acquiring. Just wondering if you can kind of talk about the road map for the indirect channel going forward?

Philip Fayer

Certainly. I mean, Paya's indirect channel focuses -- and Paya has both direct and indirect, their indirect channels focused on building software integration and software relationships with ISVs in the United States, it is something that we would like to accelerate. We believe our unique capabilities adds tremendous value to the current software vendors.

And more importantly, the 18,000-plus ISVs that operate within the U.S. So a lot of upside for us to continue building out the indirect channel.

Operator

Our next question comes from the line of Darrin Peller with Wolfe Research.

Darrin David Peller

Wolfe Research, LLC

Congrats on this. You guys have always prided yourself on being a pretty integrated seamless platform for your customers with a lot of technology that's seamless and easy to integrate. And so when we look forward now at this, I mean, can you just walk through the integration that you guys think is necessary to make this pro forma entity that's just as seamless as Nuvei, and has been in the past several years.

And then really, what I'm trying to understand is a little more of the industrial logic, beyond, obviously, getting into the U.S. market, are more into integrated. It does look like a vertical distribution now is going to be much more diverse with more defensive categories, which is nice to see. I mean can you just touch on a little bit of what you think the vertical differentiation means for you guys?

David S. Schwartz

Yes, Darrin, I think from a seamless perspective, you have to put Paya into a few different buckets. Certainly, the library of integrations that we're very excited about and plugging those into Nuvei's capabilities, we think, will dramatically expand the offering that we have to both the ERP integrations and ISVs.

Paya then has a very nifty work tool in terms of merchant onboarding, which we think is additive. But certainly, from a gateway perspective, they are not a processor. And all the value-add solutions that Nuvei offers, we think the combination is very additive. And certainly, we will be focusing on how do we simplify the APIs and how do we continue focusing on driving value for the customers. So we actually think these are very additive businesses to each other, things that we don't do that they do very well and things that we do very well that they don't do.

From a playbook perspective, we're following our typical integration playbook we created, I think the biggest thing that I would highlight, Darrin, it's a low-risk integration, talking about a very U.S.-centric business, something that we feel very, very comfortable with, with respect to timing. They're not their own processor that even simplifies it even more.

So I would tell you that just the overall underlying factor here is it's an easy integration from Nuvei's perspective, especially if you think about some of the acquisitions that we've done historically. And in terms of logic, for us, we feel our technology so much more. It has so many different use cases. So this acquisition allows us to execute on new vertical use cases, which we're pretty excited about.

If you think about, for example, B2B Paya focus on just the AR side, but there's a tremendous amount of opportunity on the AP side for our payout business. So there's a lot what we think in terms of our capabilities and bringing those to new use cases which Paya has, we think, very defendable, obviously, noncyclical verticals that are a good addition to the vertical stack.

Darrin David Peller

All right. That makes sense. One quick financial follow-up. I mean, I think it's fair to say investors have not been pricing in the growth algorithm of Nuvei when looking at the multiple. And so here we have now a much more diverse business with a growth profile that's coming in. It's a little bit slower, but also quick. But nonetheless, I mean, maybe just give us a sense of what your plans are in terms of communication to the Street about pro forma medium-term targets now going forward.

Philip Fayer

Sure. I'll take it. I think just in general, I would highlight 2 things, right? The first is regarding our own valuation. Certainly, our current valuation isn't an accurate reflection of our intrinsic value.

I think the second part, naturally is we think Paya is a very unique asset and has quite a bit of scarcity. And we feel very comfortable ultimately in what it does for us. And we obviously are quite confident that over time, we can accelerate Paya's growth. But I would just urge you guys to wait until we provide outlook in March.

Operator

Our next question comes from the line of Bob Napoli with William Blair.

Robert Paul Napoli

William Blair & Company L.L.C., Research Division

Congratulations. It's a solid company. You got a nice asset there. I guess, Phil, wondering if this changes at all, on an incremental basis, your acquisition strategy to build around some of the things that Paya brings to you and B2B payments and integrated payments. Does this kind of open up besides growth opportunities organically from an inorganic perspective, what would you -- what does Paya bring that you'd like to add to?

Philip Fayer

Thank you, Bob. I would say we're always going to stay true to our M&A methodology, which is capability, scale and geographies. What's additive for Paya is that we have new vectors ultimately within those.

Certainly, if we look at B2B and B2B software and own software that Paya has been investing into, we will continue exploring those as appropriate to continue growing our footprint within these verticals. So it's additive.

Robert Paul Napoli

And just on the capital structure and the debt funding, Dave, what is -- can you go over again the incremental debt and the cost of that -- of the debt that you'll be taking on?

David S. Schwartz

Bob, so in terms of the debt, like we said in the announcement, it's a new facility. It's a $600 million facility. So that, in combination with our existing facility, we do have a revolver that's unused. And obviously, now, we have cash. So at the end of Q3, we had $750 million of cash. So that's the combination of the sources of funds.

In terms of the cost of the debt, I mean it's typical, I guess, market rate debt, senior secured-type debt is the new facility.

Operator

Our next question comes from the line of Joseph Vafi with Canaccord Genuity.

Joseph Anthony Vafi

Canaccord Genuity Corp., Research Division

I'll add my congratulations here too. Just -- maybe just circling back on that wallet share comment, Phil. If you think about it, I mean we follow Paya, we appreciate its model. We appreciate its resiliency. The software is a different category pretty much relative to what you focused on to date in terms of your verticals and the like. Is the strategy here maybe to bring maybe like some of those B2B solutions, et cetera, to your existing customers to help them with their own business, not necessarily with their revenue or with their customers, but with their back office? And then I have a quick follow-up.

Philip Fayer

Sure. Happy new year, Joe. I think the most important thing to keep in mind is that we're relentlessly focused on our customers.

And our entire product innovation for our road map is driven by customer feedback and customer input, and that's not going to change.

Now we have a deeper set of solutions to offer to our customers across the board, where there's an overlap just because of how we run our account management and how we engage with customers, we will be able to identify opportunities and execute on. But I think in general, from a wallet share perspective, you have to appreciate that Paya's very much focused on U.S. alone, and software vendors have reached ultimately all around the world, depending on the vertical.

And those are new opportunities to expand the wallet share and expand the engagement that we have with highest current software vendors. And I think all of those combined of being close to the customer, being customer-focused, very much how Paya is as well and driving and understanding the needs of our customers, we think opens up opportunities for revenue synergies over time.

Joseph Anthony Vafi

Sure. That's great. And then given it is a new vertical and the like, any comment on management retention plan for you over -- with the existing Paya business?

Philip Fayer

We're not in the business of shrinking ourselves to greatness. Sorry, I thought there was some cut there. We're not in the business of shrinking ourselves to greatness. We love to invest in talent. We have opportunity for talent to grow with us. We think the team at Paya is joining Nuvei on a ground floor, specifically if you look at intrinsic value where we are trading now.

And it's a wonderful opportunity for them to have fun, create, expanding relationships and actually build wealth over time. So certainly something that we're interested in engaging with. We're big fans of the Paya team. They have been really straightforward to work with throughout the diligence process and just our initial interactions with them has been very positive.

Operator

Our next question comes from the line of Sanjay Sakhrani with KBW.

Sanjay Harkishin Sakhrani

Keefe, Bruyette, & Woods, Inc., Research Division

I guess first question, Phil, I assume you guys have looked at a number of different assets in the market. What specifically stood out with Paya relevant to some of the other names that you might have looked at? And then maybe just how quickly do you think you turn around and are able to do other deals in this new expanded TAM that you have ability to make deals?

Philip Fayer

Yes. Sanjay, thanks for the question. We've highlighted it before, and I think we've talked about over the past year, we've always had capacity and ability to execute on large compelling transactions. Paya is, in our point of view, very unique and very well suited for Nuvei, and that attracted us to Paya.

We did look at other businesses, certainly. But when we thought about vertical exposure and opportunity for growth, use cases for our technology stack, businesses that are somewhat in an inflection period that we can help and grow and actually not too vested with technical debt because of what remains post- integration with Nuvei, we actually thought Paya was certainly one of our topics.

But yes, we have looked at many opportunities. We're excited about Paya. We're excited about the additive channel, which has always been table stake for us to drive growth. Like our high-growth peers are focusing on is the software space, and we're pretty excited about what Paya does for us over the long term.

In terms of how quickly for other deals, we're going to delever very quickly. I'll let -- I'll pass it over to Dave. But just because of our financial profile, you'd appreciate that we're going to delever very quickly. So it's not restricting us. But David, if you want to pick that up.

David S. Schwartz

Sanjay, good to hear your voice. So in terms of the leverage like we said in the press release and in the opening remarks -- prepared remarks, it's going to be, and I'll stress less than 3x net leverage at closing. And so as you know, from a looking at the combination of what that looks like on a combined basis, adjusted EBITDA, including synergies, is about $450 million. And then combined, our free cash flow conversion on a combined basis is about 90%.

So when you think about those metrics, that really results in almost 1 turn reduction per year. Of course, you have to consider interest and taxes as well. But that gives you a good sense for how quickly we will delever. And like Phil said, we feel pretty good about our ability to continue to do M&A. But this is a large deal. And certainly, we're going to focus on making sure that we do the integration properly. And like we've always done, manage our capital and our capital allocation and our balance sheet very, very tightly and very closely.

Sanjay Harkishin Sakhrani

Okay, great. And just a follow-up on sort of the competitive dynamics in the marketplace. Obviously, it's just a very competitive period. I mean where do you think the whole ISV market and the pricing is in terms of just the market pressures on pricing?

I understand that Paya is a more defensive, high-growth vertical. Maybe you can just talk about how you kind of approached any sort of competitive pressure as it relates to that. And then, Phil, how easy is it to sort of just grow or move this business and grow it internationally? I mean, I know you talked a little bit about that in terms of the revenue synergies. So maybe you can just walk us through those expectations.

Philip Fayer

I think the ISVS is an interesting question. And we did obviously look at it. If you look at the different business models, you have the ISV referral channel and then you have all the way to payfac. But the most important to highlight here is that ISV indeed have the flexibility to determine what's most appropriate for their own business model.

And that is what combined with Nuvei we bring to the ISV, meaning that they'd like to be payfac or involve themselves to a payfac and assume risk and drive all the compliance and back end, we can support that. And that is certainly upside. But if they want to remain in the referral channel process, we can do that as well.

From a margin perspective, it's very much in line with what we see in our own customers. Remember, we're dealing with large global clients that operate in multi-markets. And that is an opportunity for us because ISVs are going to look at more than just what the regular run-of-the-mill thing I can offer the you as acquiring from a basic feature functionality perspective.

And so there may be less margin in one market, more in the other. There may be different take rate opportunities within the variety of our product mix. And that is something that we're pretty excited about. And we think we can create a really defensive line at driving stronger value to the ISV and being the solution of choice as they start exploring their own payment strategies.

Operator

Our next question comes from the line of Jason Kupferberg with Bank of America.

Jason Alan Kupferberg

BofA Securities, Research Division

I appreciate the revenue diversification here. I just wanted to start with a question, going back to the Analyst Day last year, when you guys had outlined your medium-term financial targets. One of those was to drive 50% plus adjusted EBITDA margins. So understanding that Paya's margins are a bit below that of Nuvei, how does that change any of the medium-term outlook around the margin structure?

David S. Schwartz

Jason, it's David. So just to clarify, the target we set on EBITDA margin was a long-term target of 50%. What I'd say here is if you look at Paya's margin on a stand-alone basis, at high 20% range, and Nuvei's at, call it, 40%. And then you think about the synergies that we're bringing to the table, on a combined basis, and you could just do the math, we're going to be in a similar position as we were on a stand-alone basis right around that 40%. I mean it's just on just doing straight up math combined taking into account synergies. And even without the synergies, it's still high 30%.

So we're not going to give any guidance now in terms of medium, long term or anything about next year. But I think that just gives you a sense of kind of where we're at, out of the gate from a margin perspective. And their business, like our business, has operating leverage. And then certainly, as you combine the two, that operating leverage ability is expanded for us.

So we feel good about kind of where we sit from a margin perspective. And we'll continue to invest in growing the business, and that's what Paya has done on a stand-alone basis as well as Nuvei. So from a philosophy perspective, we're aligned in that regard to just manage margins, manage cash generation, but also grow the business.

Jason Alan Kupferberg

Okay, understood. And of the $1.3 billion purchase price, how much is going to be from cash on hand? And then just one last question, will you be regularly disclosing organic growth post the close of the deal?

David S. Schwartz

So in terms of the cash, we haven't specified exactly how much cash. But as you know, we had at September about $750 million of cash on hand. Paya as at the same date had about $160 million of cash on hand. So there's a nice -- and a lot of our cash was excess cash. And so a lot of that will be used in the transaction. And sorry, your second question?

Jason Alan Kupferberg

Will you be disclosing organic revenue growth on a quarterly basis, at least initially when the deal closes?

David S. Schwartz

Yes. We'll -- we've done that in the past, and we'll see how we disclose going forward. But the intention is to stoically maintain that disclosure.

Operator

Our next question comes from the line of Andrew Bauch with SMBC Nikko Securities.

Andrew Thomas Bauch

SMBC Nikko Securities America, Inc., Research Division

Congratulations on the deal. I just wanted to double-click on the $21 million of cost savings. Is it fair to kind of assume that $21 million is split fairly equally across the 3 buckets you laid out? And I guess further to that point, I mean should we kind of view that number as relatively conservative? I'm just trying to get a sense of the degree of potential upside that's in that number.

David S. Schwartz

Andrew, about 1/3, 1/3, 1/3 is what I guide you. Certainly, as we -- from just past experience, we feel pretty confident in the $21 million from what we've identified. But as usual, as you get into it, you find more opportunities. But right now, we're guiding towards a $21 million synergy.

Operator

Our next question comes from the line of Todd Coupland with CIBC World Markets.

Todd Adair Coupland

CIBC Capital Markets, Research Division

Happy New Year. I wanted to just dig in on organic growth. You called out a big TAM expansion. But I'm wondering how we should think about Paya's organic growth, I guess, looking past current recessionary fears, et cetera.

Philip Fayer

Todd, as you know, Paya has been investing in their distribution channels. What we've seen this year from a pipeline perspective, more importantly, new ERP integrations that are going live this year as well as our ability to accelerate that growth, we feel pretty confident that over time, we can bring Paya from a low teens grower to a mid- to high-teens grower, and that is our objective.

Operator

[Operator Instructions] Our next question comes from the line of Ashwin Shirvaikar with Citi.

Ashwin Vassant Shirvaikar

Citigroup Inc., Research Division

I just wanted to sort of ask about the past organic growth rate at Paya. A little difficult to figure out ex Paragon and JS what that past growth rate was. And obviously, you mentioned the scaling factor and other things, investments that you might be making. Maybe a bridge to how we get from the past organic growth rate to the growth rate you just mentioned, Phil, that will be helpful.

Philip Fayer

Yes, totally. I don't know if Paya historically disclosed organic versus the acquisitions that they've made. But I would say that the acquisitions that they've made have been all fairly small and more tuck-ins. So I would guide you to their past disclosures.

How we bridge it up certainly is acceleration in their B2B and ISV businesses. We think that, that is something that we're quite excited about. They have been making some investments in their organic, both direct and partner sales. And they have been launching some very interesting products. If you guys recall, they've launched [indiscernible] portal in government business and really focusing on enhancing the UI/UX to drive greater conversion ratios.

So that is what I would highlight in terms of the past growth rate. What we've seen going forward for us is plugging in these capabilities into Nuvei, expanding our product set to the ISVs and certainly expanding the overall focus on ISVs, not just in the U.S. but globally.

Ashwin Vassant Shirvaikar

Understood, understood. And David, I know you mentioned this in answer to a few different questions. But roughly speaking, we're going here from $200 million net cash to $700 million net debt. Is that roughly right? I know that the exact numbers can vary as you figure out the details of the deal. But is that roughly right?

David S. Schwartz

Yes. I mean, like I said, $750 million of cash on our balance sheet at September, plus about $160 million for them. They had net debt of about -- sorry, debt of about $250 million at the same date and we had debt about $500 million. And then add in the incremental new debt we're going to have of $600 million plus using some of our revolver as well. So I think you're on the right track, Ashwin.

Ashwin Vassant Shirvaikar

Citigroup Inc., Research Division

Okay. And if I can squeeze a third one in just the process from here. It seems like in terms of approvals and stuff, everything is tied down from major shareholders and such. So should be straightforward, but anything we should be looking out for?

Philip Fayer

Nothing that I would call out. It's certainly -- it should be straightforward, but you never know.

Operator

Thank you. Ladies and gentlemen, this concludes our question-and-answer session, and thus concludes our call today. We thank you for your interest and participation. You may now disconnect your lines.